

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via Secure E-mail
Pamela G. Marrone, Ph.D.
President and Chief Executive Officer
Marrone Bio Innovations, Inc.
2121 Second St. Suite A-107
Davis, CA 85618

> **Re:** **Marrone Bio Innovations, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted September 6, 2012**
> **CIK No. 0001441693**

Dear Dr. Marrone:

We have reviewed your response to our letter dated June 8, 2012 and have the following additional comments. Please note that page references refer to the marked version of your document submitted by counsel.

Use of Proceeds, page 37

1. We note your response to prior comment 14. Please confirm that once you have determined to fund a portion of certain investments with proceeds of the offering, you will revise to disclose the amount of and sources of funds necessary to complete these investments. We note, in particular, that you intend to fund a portion of the expansion of your new manufacturing facility with proceeds from this offering, but you do not discuss the amount and source of the remaining funds necessary to complete the expansion.

Management's Discussion and Analysis, page 49

Product Revenues, page 51

2. We note your response to prior comment 17. Please clarify that you continued to sell your remaining inventory of GreenMatch until you terminated such sales in July 2012 when the inventory was exhausted.

3. We note your response to prior comment 18. Please expand your disclosure in this section to describe the material terms of the licensing agreements. Please discuss, for example, the products covered, the number and duration of the agreements and the amount of license revenues that you may receive. Otherwise, please explain why you believe this information is not material in the context of this revenue stream.

Liquidity and Capital Resources, page 66

Point Financial, Inc. page 68

4. We note your disclosure here that if an event of default occurs under this credit facility, it may become immediately due and payable, you would be required to obtain alternate financing, and there is no assurance you could obtain such financing at favorable terms, if at all. Please further expand this disclosure to indicate the financial implications to you if alternate financing is not found. Disclosure may be similar to that provided in the last paragraph in Note 1 on pages F-7 and F-36.

Critical Accounting Policies and Estimates, page 70

Revenue Recognition, page 70

5. Refer to the final paragraph of the "Revenue Recognition" policy disclosure on page 71. To facilitate the reader's understanding, please revise the first sentence of the final paragraph to specifically refer to "deferred license revenue." In this regard, we note that you have no deferred product revenues as of the balance sheet dates. Please revise or advise.

Business, page 80

6. We note from industry reports and your risk factors on pages 15, 17-18, 22-23, and 26 that significant challenges exist for biopesticide manufactures in spite of recent industry growth. Please balance your disclosure in this section by discussing the challenges you face and that the biopesticide industry faces and explain how you expect the strengths you cite throughout will enable you to overcome these challenges. In particular, please discuss the challenges presented because biopesticide applications are typically targeted to specific pests and geographic areas, the challenges presented in entering European and Latin American markets, and the challenges presented by the significant marketing and demonstration efforts that are typically required to penetrate markets and profitably commercialize biopesticide applications.

Our Products, page 86

7. We note your response to prior comment 22 and reissue. It appears that disclosure of the anticipated time frame and additional expenditures to obtain approval and bring to market each of those products that are not yet approved for sale, even if only estimates, will enable prospective investors to better assess your business plan and your efforts to achieve profitability. We note in this regard that on page 85 you identify as strengths, among other things, your pipeline of new product candidates and your rapid and efficient development process.

Manufacturing, page 96

8. We note your response to prior comment 12. Please identify the supplier of the dried extract of the knotweed plant or explain to us why you believe, in light of the risks you describe in the second risk factor on page 22, that disclosure of this information is not material to investors.

9. We note you have acquired a manufacturing facility that you intend to retrofit and expand using in part the proceeds of this offering. Please disclose the estimated costs to retrofit and expand this facility and the source(s) of funds other than through the proceeds of this offering. Also, please clarify whether this facility as retrofitted and expanded will provide sufficient capacity to satisfy all of your manufacturing requirements internally. To the extent you will continue to rely on third party manufacturers, please describe and quantify the estimated amount of product that will be manufactured by third parties.

10. Please tell us, with a view towards revised disclosure, the nature of the business that was previously conducted at the recently acquired manufacturing facility, the current state of the facility and how extensive the retrofit and expansion will be in order to meet your manufacturing needs. To the extent the nature of the operations conducted at the facility prior to your acquisition gives rise to specific environmental liability risks, please revise the risk factor on page 27 to discuss those risks in greater detail.

Financial Statements

Note 1. Summary of Business, page F-36

11. It appears that your accumulated deficit since inception is $43,889,000. Please revise or advise.

Other

12. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

13. Upon filing a Form S-1, please provide a currently dated consent from the independent registered public accounting firm.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Pamela G. Marrone, Ph.D.
Marrone Bio Innovations, Inc.
September 20, 2012
Page 4

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Charles S. Farman, Esq.
        Morrison & Foerster LLP